EXHIBIT 99.1

Alvotech announces European launch of first-in-market biosimilar to Simponi® (golimumab) globally by partner Advanz Pharma

  Introduction of AVT05 supported by NHS England tender award in the United Kingdom

REYKJAVIK, Iceland, Dec. 22, 2025 (GLOBE NEWSWIRE) -- Alvotech (NASDAQ: ALVO), a global biotechnology company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today announced that launches are underway in Europe for Gobivaz® (golimumab), Alvotech’s biosimilar to Simponi® (golimumab), also known as AVT05 (prefilled syringe and autoinjector). Gobivaz is the first marketed biosimilar to Simponi worldwide. It is being commercialized exclusively in Europe by Alvotech’s partner, Advanz Pharma Holdco Limited (“Advanz Pharma”).

In the United Kingdom, the introduction of Gobivaz is supported by a National Health Service (NHS) England tender award. This procurement decision provides a defined framework for adoption within NHS services and reflects the system’s focus on improving access to high quality biologic treatment options for immune mediated inflammatory diseases.

Availability across EEA markets will progress in line with national pricing and reimbursement processes.

“We welcome the introduction of Gobivaz into clinical practice across Europe following its approval as the first biosimilar to Simponi worldwide,” said Robert Wessman, Chairman and Chief Executive Officer of Alvotech. “Our biosimilar represents an important treatment option for patients, and the NHS England tender supports our aim of expanding the availability of high-quality biologic medicines.”

Approval of Gobivaz was supported by comprehensive analytical, pre-clinical and clinical studies that demonstrated biosimilarity to the reference product. Gobivaz is available in the same presentations and dosage forms as Simponi and is manufactured at Alvotech’s facility in Iceland.

For further information, please contact:

Media
Benedikt Stefansson, VP Investor Relations and Global Communications
Sarah Macleod, Head of Global Communications
alvotech.media@alvotech.com

Investor Relations
Balaji Prasad, Chief Strategy Officer
Patrik Ling, VP Investor Relations Scandinavia (SE)
Benedikt Stefansson, VP Investor Relations and Global Communications (IS)
alvotech.ir@alvotech.com

About Alvotech
Alvotech is a biotechnology company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high-quality, cost-effective products and services, enabled by a fully integrated approach and broad in-house capabilities. Five biosimilars are already approved and marketed in multiple global markets, including biosimilars to Humira® (adalimumab), Stelara® (ustekinumab), Simponi® (golimumab), Eylea® (aflibercept) and Prolia®/Xgeva® (denosumab). The current development pipeline includes nine disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. For more information, please visit https://www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

For more information, please visit our investor portal, and our website or follow us on social media on LinkedIn, Facebook, Instagram and YouTube.

Alvotech Forward Looking Statements
Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, for example, Alvotech’s expectations regarding competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, regulatory submissions, review and interactions, the potential approval and commercial launch of its product candidates, the timing of regulatory approval, market launches and financial projections. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time-to-time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed.